Exhibit 1

FOR IMMEDIATE RELEASE	1 February 2017

WPP PLC (“WPP”)

Voting rights and Capital 31 January 2017

WPP confirms that its capital consists of 1,331,880,730 ordinary shares with voting rights.

WPP holds 51,026,358 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,280,854,372 shares.

The figure 1,280,854,372 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204

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